Terms supplement to the prospectus dated April 5, 2018, the prospectus supplement dated April 5, 2018, the product supplement no. 3-I dated April 5, 2018 and the underlying supplement no. 2-I dated April 5, 2018

Registration Statement Nos. 333-222672 and 333-222672-01
Dated January 31, 2020
Rule 424(b)(3)

North America Structured Investments

J.P.Morgan

7yr Step-Up Auto Callable Partial Principal at Risk S&P Economic Cycle Factor Rotator Index Notes

The following is a summary of the terms of the notes offered by the preliminary pricing supplement highlighted below.

Overview

The S&P Economic Cycle Factor Rotator Index (the Index) is a rules-based index that seeks to rotate its exposure among one of four distinct strategies (each, a Sub-Index) based on the current U.S. business cycle indicated by the Chicago Fed National Activity Index (CFNAI). The CFNAI is a weighted average of 85 monthly indicators of national economic activity that provides a single, summary measure of a common factor in these national economic data. Historical movements in the CFNAI have tended in the past to track periods of economic expansion and contraction, as well as periods of increasing and decreasing inflationary pressure. Each Sub-Index is a rules-based index that seeks to maintain a target volatility of 6% by dynamically allocating between the relevant U.S. excess return style index that it references (each, an Underlying Equity Index) and the S&P 5-Year U.S. Treasury Note Futures Excess Return Index (the Underlying Treasury Index). Each Sub-Index deducts a notional borrowing cost based on a composite LIBOR rate.

Summary of Terms

Issuer:	JPMorgan Chase Financial Company LLC
Guarantor:	JPMorgan Chase & Co.
Minimum Denomination:	$1,000
Index (Index Ticker):	S&P Economic Cycle Factor Rotator Index (SPECFR6P)
Participation Rate:	100%
Pricing Date:	February 25, 2020
Final Review Date:	February 23, 2027
Maturity Date:	February 26, 2027
Review Dates:	Annually
CUSIP:	48130UTQ8
Preliminary Pricing Supplement:	http://sp.jpmorgan.com/document/cusip/48130UTQ8/doctype/Product_Termsheet/document.pdf

For more information about the estimated value of the notes, which likely will be lower than the price you paid for the notes, please see the hyperlink above.

Automatic Call

If the closing level of the Index on any Review Date (other than the final Review Date) is greater than or equal to the Call Value for that Review Date, the notes will be automatically called for a cash payment, for each $1,000 principal amount note, equal to (a) $1,000 plus (b) the Call Premium Amount applicable to that Review Date, payable on the applicable Call Settlement Date. No further payments will be made on the notes.

Review Date	Call Value*	Call Premium*
First	At most 102.95%	At least 5.00%
Second	At most 105.90%	At least 10.00%
Third	At most 108.85%	At least 15.00%
Fourth	At most 111.80%	At least 20.00%
Fifth	At most 114.75%	At least 25.00%
Sixth	At most 117.70%	At least 30.00%

Payment at Maturity

If the notes have not been automatically called and the Final Value is greater than the Initial Value, at maturity, you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Index Return multiplied by the Participation Rate.

If the notes have not been automatically called and the Final Value is equal to or less than the Initial Value, your payment at maturity will be calculated as follows: $1,000 + ($1,000 × Index Return). In no event, however, will the payment at maturity be less than $950.00 per $1,000 principal amount note.

If the notes have not been automatically called and the Final Value is less than the Initial Value, you will lose up to 5.00% of your principal amount at maturity. You are entitled to repayment of at least $950.00 per $1,000 principal amount note at maturity, subject to the credit risks of JPMorgan Chase Financial LLC and JPMorgan Chase & Co. Any payment on the notes is subject to the credit risk of JPMorgan Chase Financial Company LLC, as issuer of the notes, and the credit risk of JPMorgan Chase & Co., as guarantor of the notes.

Investing in the notes linked the Index involves a number of risks. See "Selected Risks" on page 2 of this document, "Risk Factors" in the relevant product supplement and the underlying supplement and "Selected Risk Considerations" in the relevant pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this document or the relevant product supplement or underlying supplement or the prospectus supplement or the prospectus. Any representation to the contract is a criminal offense.

Hypothetical Examples of Amounts Upon Automatic Call or at Maturity**

Index Return at Review Date	Total Return at First Review Date*	Total Return at Third Review Date*	Total Return at Sixth Review Date*	Total Return at Maturity if not Automatically Called
40.00%	5.00%	15.00%	30.00%	40.00%
30.00%	5.00%	15.00%	30.00%	30.00%
20.00%	5.00%	15.00%	30.00%	20.00%
10.00%	5.00%	15.00%	N/A	10.00%
5.00%	5.00%	N/A	N/A	5.00%
1.00%	N/A	N/A	N/A	1.00%
0.00%	N/A	N/A	N/A	0.00%
-2.50%	N/A	N/A	N/A	-2.50%
-5.00%	N/A	N/A	N/A	-5.00%
-10.00%	N/A	N/A	N/A	-5.00%
-20.00%	N/A	N/A	N/A	-5.00%
-30.00%	N/A	N/A	N/A	-5.00%
-50.00%	N/A	N/A	N/A	-5.00%
-60.00%	N/A	N/A	N/A	-5.00%
-80.00%	N/A	N/A	N/A	-5.00%
-100.00%	N/A	N/A	N/A	-5.00%

N/A – indicates that the notes would not be called on the applicable Review Date and no payment would be made for that date.

* Reflects a call premium of 5.00% per annum. The call premium will be determined on the Pricing Date and will not be less than 5.00% per annum.

** Not all Review Dates reflected. The hypothetical returns on the notes shown above apply only if you hold the notes for their entire term or until automatically called. These hypotheticals do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns would likely be lower.

J.P. Morgan Structured Investments | 1 800 576 3529 | jpm_structured_investments@jpmorgan.com

North America Structured Investments

J.P.Morgan

7yr Step-Up Auto Callable Partial Principal at Risk S&P Economic Cycle Factor Rotator Index Notes

Selected Purchase Considerations

- The notes offer full repayment of principal at maturity, subject to the credit risks of JPMorgan Chase Financial Company LLC and JPMorgan Chase & Co.
- The Index tracks the return of a notional dynamic portfolio consisting of (a) one of four Underlying Equity Indices as set forth below and (b) the Underlying Treasury Index, while seeking to maintain an annualized realized volatility approximately equal to 6.0%.
  - Each Underlying Equity Index seeks to provide exposure to the price change, less a notional financing cost deducted on a daily basis, of U.S. companies exhibiting one of the following sets of characteristics: momentum, value, high buybacks and free cash flows, or high dividends and low volatility.
  - The Underlying Treasury Index seeks to track the performance of a rolling position in the 5-Year U.S. Treasury Note futures contract.
- On a monthly basis, the Index selects one of the four Underlying Equity Indices based on the stage of the U.S. business cycle inferred from the recent trend and average level of the Chicago Fed National Activity Index ("CFNAI"), which is a weighted average of 85 monthly indicators of national economic activity:


If the average is positive but the trend is down, the Index allocates to Buyback
If the average is positive and the trend is up, the Index allocates to Momentum
Slowdown
Expansion
Contraction
Recovery
If the average is negative and the trend is down*, the Index allocates to High Div Low Vol
If the average is negative but the trend is up, the Index allocates to Value

* If the CFNAI suggests the economy is currently moving from recovery to contraction, the Index waits one month to confirm the signal before rebalancing from Value into High Div Low Vol.

There is no assurance that the Index methodology used to identify the current phase of the business cycle will be effective.

- Momentum: The S&P Momentum United States LargeMidCap (USD) Excess Return Index is designed to measure the performance of U.S. large- and mid-capitalization companies with relatively higher recent performance compared to the S&P United States LargeMidCap Index.
- Value: The S&P 500® Pure Value Excess Return Index is designed to measure the performance of stocks in the S&P 500® Index that exhibit relatively strong value characteristics (by reference to (1) book value to price ratio, (2) earnings to price ratio and (3) sales to price ratio) and relatively weak growth characteristics (by reference to EPS growth, sales per share growth and price momentum).
- Buyback: The S&P 500® Buyback FCF Excess Return Index is designed to measure the performance of 30 companies (excluding JPMorgan Chase & Co., Visa and their past or present affiliated companies) with relatively higher rates of buying back their own stock, relatively higher levels of trading activity in their stock, and relatively higher free cash flow yields, as compared to the S&P 500® Index.
- High Div Low Vol: The S&P 500® Low Volatility High Dividend Excess Return Index is designed to measure the performance of the 50 least-volatile among the 75 highest dividend-yielding companies in the S&P 500® Index, subject to sector and individual constituent concentration limits. Although the S&P 500® Low Volatility High Dividend Excess Return Index measures the performance of high dividend-yielding companies, the S&P 500® Low Volatility High Dividend Excess Return Index will not include any dividends paid on the securities that make up the S&P 500® Low Volatility High Dividend Excess Return Index.

Selected Risks

- The notes may not pay more than 95.00% of the principal amount at maturity.
- The Underlying Equity Indices will include the deduction of a notional financing cost calculated based on the relevant LIBOR rates.
- Any payment on the notes may be subject to the credit risks of JPMorgan Chase Financial Company LLC and JPMorgan Chase & Co.
- The Call Value for each Review Date is greater than the Initial Value and increases progressively over the term of the notes.
- If the notes are automatically called, the appreciation potential of the notes is limited to any Call Premium Amount paid on the notes.
- The automatic call may force a potential early exit.
- No interest payments, dividend payments or voting rights.
- Our affiliate, J.P. Morgan Securities LLC ("JPMS"), worked with S&P Dow Jones Indices LLC in developing the guidelines and policies governing the composition and calculation of the Index.
- JPMorgan Chase & Co. is currently one of the companies that make up the S&P 500® Index and may be included in three Underlying Equity Indices.
- The Index may not be successful or outperform any alternative strategy that might be employed in respect of the Underlying Equity Indices and the Underlying Treasury Index (the "Underlying Indices") and the CFNAI.
- The Index may not approximate its target volatility of 6.0%.
- The Index may be significantly uninvested.
- The Index may be more heavily influenced by the performance of the relevant Underlying Equity Index than the performance of the Underlying Treasury Index in general over time.
- A significant portion of the Index's exposure may be allocated to the Underlying Treasury Index.
- Changes in the value of the relevant Underlying Indices may offset each other or may become correlated in decline.
- The investment strategy used to construct the Index involves daily adjustments to its notional exposure to the Underlying Indices.
- There is no assurance that the strategies employed by the Underlying Equity Indices will be successful.
- The Underlying Equity Indices are subject to concentration risk.
- The Underlying Treasury Index is subject to significant risks associated with futures contracts.
- Uncertainty about the future of LIBOR may affect LIBOR rates.
- The Index and some of the Underlying Equity Indices have limited operating histories and may perform in unanticipated ways.
- The Underlying Treasury Index is an "excess return" index and not a "total return" index because it does not reflect interest that could be earned on funds notionally committed to the trading of futures contracts.
- Negative roll returns associated with futures contracts may adversely affect the performance of the Underlying Treasury Index.
- Suspension or disruptions of market trading in futures contracts may adversely affect the Index.
- As a finance subsidiary, JPMorgan Chase Financial Company LLC has no independent operations and has limited assets.
- The estimated value of the notes will be lower than the original issue price (price to public) of the notes.
- The estimated value of the notes is determined by reference to an internal funding rate.
- The estimated value of the notes does not represent future values and may differ from others' estimates.
- The value of the notes, which may be reflected in customer account statements, may be higher than the then current estimated value of the notes for a limited time period.
- Lack of liquidity: JPMS intends to offer to purchase the notes in the secondary market but is not required to do so. The price, if any, at which JPMS will be willing to purchase notes from you in the secondary market, if at all, may result in a significant loss of your principal.
- Potential conflicts: We and our affiliates play a variety of roles in connection with the issuance of notes, including acting as calculation agent and hedging our obligations under the notes, and making the assumptions used to determine the pricing of the notes and the estimated value of the notes when the terms of the notes are set. It is possible that such hedging or other trading activities of J.P. Morgan or its affiliates could result in substantial returns for J.P. Morgan and its affiliates while the value of the notes decline.
- The tax consequences of the notes may be uncertain. You should consult your tax advisor regarding the U.S. federal income tax consequences of an investment in the notes.

The risks identified above are not exhaustive. Please see "Risk Factors" in the applicable product supplement and underlying supplement and "Selected Risk Considerations" in the preliminary pricing supplement for additional information.

Disclaimer

Any information relating to performance contained in these materials is illustrative and no assurance is given that any indicative returns, performance or results, whether historical or hypothetical, will be achieved. These terms are subject to change, and J.P. Morgan undertakes no duty to update this information. This document shall be amended, superseded and replaced in its entirety by a subsequent preliminary pricing supplement and/or pricing supplement, and the documents referred to therein. In the event any inconsistency between the information presented herein and any such preliminary pricing supplement and/or pricing supplement, such preliminary pricing supplement and/or pricing supplement shall govern.

Past performance, and especially hypothetical back-tested performance, is not indicative of future results. Actual performance may vary significantly from past performance or any hypothetical back-tested performance. This type of information has inherent limitations and you should carefully consider these limitations before placing reliance on such information.

IRS Circular 230 Disclosure: JPMorgan Chase & Co. and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with JPMorgan Chase & Co. of any of the matters addressed herein or for the purpose of avoiding U.S. tax-related penalties.

Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters.

This material is not a product of J.P. Morgan Research Departments.

J.P. Morgan Structured Investments | 1 800 576 3529 | jpm_structured_investments@jpmorgan.com